CONSENT OF CERTIFIED PUBLIC ACCOUNTANTS





The Board of Directors
Imergent, Inc.:


We have issued our report dated September 20, 2002, accompanying the consolidated financial statements and schedule included in the Annual Report of Imergent, Inc. (formerly Netgateway, Inc.) on Form 10-K for the year ended June 30, 2002. We hereby consent to the incorporation by reference of said report in the Registration Statement of Imergent, Inc. on Form S-8 (File No. 333-95205).

The report of Grant Thornton LLP on the aforementioned consolidated financial statements contains an explanatory paragraph that states that the Company's history of losses from operations and accumulated deficit raise substantial doubt about the entity's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.


                                                     /s/ GRANT THORNTON LLP
Salt Lake City, Utah
October 15, 2002